

COMMUNITY ROUND

INVEST IN **TABLEONE**

Subscription-based access to top restaurants in major cities

invest.tableone.app   New York, NY   in   ◎

Highlights

(1) $150k annual recurring revenue in last 6 months.

(2) Official partnership with American Express Rewards Hypercard.

3   Over 35,000 organic iOS downloads and 2,000+ paying members in NYC (up 21.1% from last month).

4   Founders both previously worked in the credit card space at American Express and Capital One.

5   Extremely capital-efficient. No outside capital raise to-date.

6   Featured in Forbes, The New Yorker, Gothamist, and other publications.

Featured Investor



Jeron Jacobs 🔗
Syndicate Lead

[Follow]   Invested $5,000 ⓘ

"Having spent nearly a decade in enterprise SaaS sales, I've learned to recognize businesses poised for success—those solving real problems with the right team to execute. TableOne checks both of those boxes. Accessing exceptional dining in New York often feels unnecessarily complicated. Exclusive credit cards, reservation bots, and high minimums create a significant barrier to enjoying the city's amazing culinary scene. TableOne directly addresses this by democratizing access to the dining experiences we all crave. My confidence in TableOne extends beyond its technology to the strong team behind it. Having known Frank for five years, I've witnessed his passion and talent for building incredible technology firsthand throughout our collaborations (Bottomless.NYC, Podcast — name to be determined, haha, etc.). Tarek's clear and compelling vision for TableOne, coupled with his strong operator's mindset, perfectly complements Frank's technical expertise and is exactly what's needed to drive growth. Beyond its practical solution and strong leadership team, I'm deeply drawn to TableOne's focus on community and accessibility. Dining is inherently social, and TableOne is designed to bring people together, fostering connections and providing access to incredible experiences. I'm incredibly excited to support TableOne in its mission to revolutionize dining, not just in New York, but globally."

Our Team



Tarek Arafat CEO & Cofounder

Ex-PM @ American Express, Data Scientist @ Yext, and
Consultant for large Fortune 500 Consumer Brands.
Master of the LinknedIn cold DM.



Frank Besson CTO & Cofounder

Top software engineer at multiple Fortune 500
companies prior to building TableOne. Computer geek
by day.... and by night.

Pitch

TableOne is the Next Big Thing in Dining.

Dining is changing fast. The best tables aren't just hard to
get; they're locked behind premium card products and
private dining networks that charge staggering fees for
access.

But the real issue goes beyond exclusivity. The reservation
platforms we all use were designed to help restaurants
manage inventory, but were never built to serve us as diners.
As demand for the best tables has grown, that disconnect has
only become more evident.

TableOne is building the missing layer: a product made *for*

the diner. We plug into every major reservation platform and aggregate the best tables in a city into one place — offering a real-time system that keeps up with demand and helps people access the restaurants they care about.

We believe the best way to experience a city — whether you live there or are just visiting — is through its food. TableOne makes that easier for everyone.

Featured in

THE NEW YORKER   **Forbes**   Gothamist

The TableOne [Love] Story.

A couple of years ago, **Frank** wanted to take **Kelsey** to *Carbone* to impress her.

But like many diners, every time he checked for a reservation, **nothing was available.** He struggled for months setting table alerts, being online exactly when tables were released, but still nothing worked.



So Being the Nerd He Is...

Frank built a system that would check for a table **faster**. When it saw something, it'd text him.

it worked.

 =

And Less Than a Year Later...

Frank's creation transformed into one of the **hottest reservation apps** in New York City.



April 2023   May 2023   September 2023   January 2024   January 2025

Platinum Card Dining Without the Card.

Diners have flocked to TableOne because of its **real-time** capabilities, notifying its users **first** of table availability at high-demand restaurants. Even those with elite **credit cards** are turning to TableOne because of how effective it is.

Since 2023, TableOne has sent over **90 million table notifications** and seated over **100,000 diners** in New York City.



The Future of Dining Access is Subscription-Based.

In September 2024, we launched a novel dining subscription, providing seamless access to top restaurants without the limitations of high-fee credit cards or expensive dining networks.

TableOne users appreciate the flexibility of our subscription, contributing to industry-leading metrics in key business areas such as **high paid conversion rates, strong retention, and entirely organic customer acquisition.**



Explosive Organic Growth Proves

Explosive Organic Growth Proves Need for Cost-Effective Fine-Dining Access.

In just **6 months**, our subscription model has shattered the traditional pay-to-access approach, demonstrating that diners are eager for a more affordable, seamless way to enjoy top-tier restaurants.



Since September 2024.

	+8% month over month	+24% month over month	
Annual Recurring Revenue	$151,256.88	$74.49	Lifetime Value
App Downloads	35,000+	2,031	Paying Members
	+6% month over month	+21% month over month	

Our Partnership with Sam Altman-Backed Hypercard Positions TableOne for Massive Growth.

In February 2025, we partnered with **Hypercard**. Backed by Sam Altman, this opens the door to some of the best companies in the world, giving TableOne access to a powerful network of users and partners.

As Hypercard expands to new cities, we're positioned to grow alongside them, amplifying our brand and presence in key markets. This partnership not only strengthens our credibility but also accelerates our ability to reach and engage high-value users in cities across the globe.

Where to Next?

Our expansion strategy targets **high-density urban areas** with established dining scenes and customer bases that value premium dining experiences.


New York
Active
Chicago
Coming Soon
Boston
Coming Soon
Washington DC
Coming Soon
Dallas
Planned
Los Angeles
Planned
San Francisco
Planned
Philadelphia
Planned
London
Planned
+10 more

Invest in the Next Generation of Dining.

Investing in TableOne means joining a disruptive, high-growth company that's tapping into a sleeping giant of a market. Our innovative approach to access has already proven its ability to scale quickly and attract a loyal user base, with the potential to capture even more market share as we expand. With a proven business model, a strong brand, and incredibly high margins, TableOne is positioned to generate significant returns as we continue to disrupt fine-dining scenes in major cities around the world.





FRANK BESSON
Co-Founder, CTO
Software / Data Engineer
Ex-Capital One

TAREK ARAFAT
Co-Founder, CEO
Product Manager / Data Engineer
Ex-AMEX

Downloads

📄
TableOne Usage Data.pdf

📄
TableOne Retention Cohorts.pdf

📄
TableOne P&L.pdf